GENTOR RESOURCES INC.

GENTOR RESOURCES INC.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As at and for the three months ended March 31, 2023

(Stated in US dollars)

GENTOR RESOURCES INC.

NOTICE TO READER

These interim condensed consolidated financial statements of Gentor Resources Inc. as at and for the three months ended March 31, 2023 have been prepared by the management of Gentor Resources Inc. The auditors of Gentor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

GENTOR RESOURCES INC. (An Exploration Stage Company) INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Stated in US dollars and unaudited)

	As at	As at
	March 31, 2023	December 31, 2022
ASSETS
Current
Cash	$322	$9,803
Advances receivable (note 3)	15,282	15,282
Total current assets	15,604	25,085

Total assets	$15,604	$25,085

LIABILITIES
Current
Accounts payable	$103,230	$115,976
Accrued liabilities	53,285	62,514
Due to related parties (note 4)	952,258	888,484
Total current liabilities	1,108,773	1,066,974
Loan (note 5)	26,201	25,976
Total liabilities	$1,134,974	$1,092,950

SHAREHOLDERS' DEFICIENCY
Authorized
500,000,000 Common Shares, $0.0008 per share par value (note 6a)
Issued and outstanding
38,906,742 Common Shares (December 31, 2022 - 38,906,742) (note 6b)	$31,125	$31,125
Additional paid-in capital	43,325,272	43,325,272
Deficit accumulated during the exploration stage	(44,475,767)	(44,424,262)
Total shareholders' deficiency	(1,119,370)	(1,067,865)

Total liabilities and shareholders' deficiency	$15,604	$25,085

Nature of operations and going concern (note 1)

Environmental contingency (note 8)

See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Stated in US dollars and unaudited)

	For the three months ended March 31, 2023	For the three months ended March 31, 2022
Expenses
Professional fees	$6,531	$-
Employee benefits	38,064	39,252
Rent	1,864	13,030
Shareholder's information	1,130	1,097
General and administrative expenses	378	4,651
Accretion expense	225	224
Net operating loss	(48,192)	(58,254)
Interest income	2	2
Foreign exchange loss	(3,315)	(1,429)
Net loss and comprehensive loss	$(51,505)	$(59,681)

Net loss and comprehensive loss per share - basic	$(0.00)	$(0.00)
Net loss and comprehensive loss per share - diluted	$(0.00)	$(0.00)

Weighted average number of shares - basic	38,906,742	38,906,742
Weighted average number of shares - diluted	38,906,742	39,946,742

See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Stated in US dollars and unaudited)

	For the three months ended March 31, 2023	For the three months ended March 31, 2022
Operating activities:
Net loss	$(51,505)	$(59,681)
Adjustments required to reconcile net (loss) income with net cash generated by operating activities
Accretion expense on government loan (note 5)	225	224
Changes in non-cash working capital balances
Due to related parties	63,774	68,424
Accounts payable	(12,746)	(7,495)
Accrued liabilities	(9,229)	-
Cash generated by (utilized in) operating activities	(9,481)	1,472

Net cash (outflow) inflow	(9,481)	1,472
Cash, beginning of the period	9,803	4,085
Cash, end of the period	$322	$5,557

See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY (Stated in US dollars and unaudited)

	Number of common shares	Common shares amount	Additional paid-in capital	Accumulated deficit	Total shareholders' deficiency
Balance at December 31, 2021	38,906,742	$31,125	$43,325,272	$(44,166,349)	$(809,952)
Net loss for the period	-	-	-	(59,681)	(59,681)
Balance at March 31, 2022	38,906,742	$31,125	$43,325,272	$(44,226,030)	$(869,633)
Net loss for the period	-	-	-	(198,232)	(198,232)
Balance at December 31, 2022	38,906,742	$31,125	$43,325,272	$(44,424,262)	$(1,067,865)
Net loss for the period	-	-	-	(51,505)	(51,505)
Balance at March 31, 2023	38,906,742	$31,125	$43,325,272	$(44,475,767)	$(1,119,370)

See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2023

1. NATURE OF OPERATIONS AND GOING CONCERN

NATURE OF OPERATIONS

Gentor Resources Inc. (the "Company" or "Gentor"), a Cayman Islands corporation, is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. Having relinquished its only project (the Karaburun project in Turkey) effective at the end of 2017, the Company currently does not have any commercial operations and has no material assets. The Company is currently evaluating new business opportuntiues.

GOING CONCERN

The accompaying interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  For the three months ended March 31, 2023, the Company had a net loss and comprehensive loss of $51,505 (three months ended March 31, 2022 - net loss and comprehensive loss of $59,681). The Company also had a deficit accumulated during the exploration stage of $44,475,767 as at March 31, 2023 (December 31, 2022 - $44,424,262), and a working capital deficiency of $1,093,169 as at March 31, 2023 (December 31, 2022 - working capital deficiency of $1,041,889).

The Company intends to fund operations through equity financing arrangements. Such financings may be insufficient to fund its ongoing working capital and other cash requirements. The Company's continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves.

These circumstances represent material uncertainties which cast substantial doubt on the Company's ability to continue on a going concern basis. These interim condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern. Such adjustments may be material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2023

a) BASIS OF CONSOLIDATION

The Company's interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gentor International Limited ("Gentor International"). Gentor International was incorporated on December 12, 2011 under the laws of the British Virgin Islands. Intercompany balances and transactions have been eliminated in preparing the interim condensed consolidated financial statements.

b) MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to any mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from operations. All exploration expenditures have been expensed as incurred.

c) CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation and amortization has been recorded as follows:

Office equipment - Straight line basis over four years

Leasehold improvements  -  Straight line basis over five years

d) ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recorded impairments were recorded during the three months ended March 31, 2023, or the year ended December 31, 2022.

e) ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its consolidated balance sheet as at March 31, 2023 and as at December 31, 2022.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2023

f) STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 6(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As at March 31, 2023 and December 31, 2022, the Company estimated that all options previously granted will vest. As the stock options are exercisable in Canadian dollars, and the Company's shares trade on a Canadian exchange, stock options are determined to be equity instruments.

g) CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h) FOREIGN EXCHANGE

The Company's functional and reporting currency is United States dollars. The functional currency of any foreign operations is United States dollars. Amounts in other than the functional currency are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the interim condensed consolidated statements of loss and comprehensive loss.

i) USE OF ESTIMATES

The preparation of interim condensed financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to estimation of deferred income taxes, tax loss recoverability and fair value estimates for stock options.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2023

j) FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in any net (loss) income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income (loss) until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in operations.

Fair Value

The Company follows "Accounting Standards Codification" ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity.

Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether or not there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity. The Company may also issue options or warrants to non-employees in connection with consulting or other services.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2023

Derivative financial instruments are measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to profit or loss. For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. For more complex derivative financial instruments, the Company uses acceptable pricing models to estimate the fair value of the derivative instrument.

The classification of derivative instruments, including whether or not such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

k) INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset / liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to $nil at the balance sheet date.

ASC 740, "Income Taxes" requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

l) LOSS PER SHARE

Basic loss per share calculations are based on the weighted-average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2023

m) ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2023.  For the three months ended March 31, 2023, there were no updates that are applicable or are consequential to the Company.

3. ADVANCES RECEIVABLE

The advances receivable include an unsecured loan of $15,282 (December 31, 2022 - $15,282), which is non-interest bearing and due on demand.

4. RELATED PARTY TRANSACTIONS

As of March 31,2023, an amount of $479,053 (December 31, 2022 - $457,127) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances.

As of March 31, 2023, an amount of $473,205 was owed to Loncor Gold Inc. (December 31, 2022 - $431,357), a company with common directors, in relation to the payment of common general and administrative expenses. The amount included $4,509 of common expenses incurred for the three months ended March 31, 2023 (for the year ended December 31 2022 - $63,693).

All of the above related party transactions occurred in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

5. LOAN

In May 2020, the Company received a $28,668 (Cdn$40,000) line of credit ("CEBA LOC") from Toronto-Dominion Bank under the Canada Emergency Business Account ("CEBA") program funded by the Government of Canada. The CEBA LOC is non-interest bearing and can be repaid at any time without penalty.

On January 1, 2021, the outstanding balance of the CEBA LOC automatically converted to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2023, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. The amount of the CEBA Term Loan outstanding on January 1, 2024 shall bear an interest rate of 5% per annum and shall be repayable in full by December 2025.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2023

The Company recorded the CEBA LOC upon initial recognition at its fair value of $23,584 (Cdn$32,906) as at May 5th, 2020 using an effective interest rate of 3.45%. The difference of $5,084 between the fair value and the total amount of the CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of loss and comprehensive loss.

During the three months ended March 31, 2023, interest of $225 has been accreted on the CEBA LOC and is included  in the consolidated statement of loss and comprehensive loss (three months ended December 31, 2022 - $224).

As at March 31, 2023, the CEBA LOC is valued at $26,201 (Cdn$35,496) (December 31, 2022 -  $25,976 (Cdn$35,183)).

6. SHARE CAPITAL

a) Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0008 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b) Issued Share Capital

As of March 31, 2023, the Company had 38,906,742 issued and outstanding common shares (December 31, 2022 - 38,906,742).

c) Stock-Based Compensation

The Company has a stock option plan (the "Plan"). Stock options may be granted under the Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding common shares, from time to time. The exercise price of each stock option granted under the Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company's common shares on the TSX Venture Exchange prior to the date the stock option is granted.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2023

The following table summarizes the stock option information for the three months ended March 31, 2023 and the year ended December 31, 2022:

	Number of options	Weighted average exercise price ($Cdn)	Weighted average fair value ($Cdn)	Weighted average remaining contractual life (in years)
Closing Balance, December 31, 2021	1,040,000	0.065	0.065	2.49
Closing Balance, December 31, 2022	1,040,000	0.065	0.065	1.49
Closing Balance, March 31, 2023	1,040,000	0.065	0.065	1.24

The Black-Scholes option-pricing model was used to estimate values of all stock options granted based on the following assumptions (the options were granted in June and July 2019):

(i) Risk-free interest rates: 1.40% - 1.53%, which are based on the Bank of Canada benchmark bonds, average yield 5-year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options ;

(ii) Expected volatility: 119.33% - 119.56%, which is based on the Company's historical stock prices;

(iii) Expected life: 5 years; and

(iv) Expected dividends: $nil

During the three months ended March 31, 2023, the Company recognized $nil as stock-based compensation expense (three months ended March 31, 2022 - $nil). As at March 31, 2023, the unrecognized stock based compensation expense is $nil (December 31, 2022 - $nil).

d) Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2023, amounting to 38,906,742 common shares (three months ended March 31, 2022 - 38,906,742).

The calculation of the weighted average number of diluted common shares outstanding does not include 1,040,000 stock options for the three months ended March 31, 2023 and 2022, as they are anti-dilutive.

7. FINANCIAL RISK MANAGEMENT

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2023

a) FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of loss and comprehensive loss. The Company has not used derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at March 31, 2023. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect as at March 31, 2023.

Canadian
Dollars
Cash	$(12)
Accounts payable	(89,390)
Loan	(40,000)
Total foreign currency working capital	(129,402)
US$ exchange rate	0.7389
Total foreign currency net working capital in US$	(95,615)
Impact of a 10% strengthening of the US$ on net income (loss)	(9,562)

b) MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

c) CREDIT RISK

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument. Financial instruments that potentially subject the Company to credit risks are limited to cash. The Company does not have significant credit risk related to cash as the Company transacts with a bank with a high credit rating assigned by international credit-rating agencies.

d) LIQUIDITY RISK

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2023

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is exposed to liquidity risk due to its limited cash resources.

e) DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The Company's financial assets and liabilities are carried at amortised cost and belong to Level 2 of the fair value hierarchy. During the three months ended March 31, 2023, there were no transfers between levels of the fair value hierarchy. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

8. ENVIRONMENTAL CONTINGENCY

Any exploration and evaluation activities of the Company are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its activities are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.